UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*



                           United Ventures Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    913146106
                                 (CUSIP Number)

                                  April 5, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]Rule 13d-1(b)
[ X ]Rule 13d-1(c)
[   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913146106                                           Page 1 of 1

 1.Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

                  Allstate Financial Corp.
                  54-1208450


  2. Check the Appropriate Box if a Member of a Group

         (a)

         (b)X


   3.SEC Use Only




   4.Citizenship or Place of Organization

         Virginia, United States of America



 Number of                                  5.Sole Voting Power : 4,000,000
 Shares
 Beneficially                               6.Shared Voting Power: None
 Owned by
 Each Reporting                             7.Sole Dispositive Power: 4,000,000
 Person With
                                            8.Shared Dispositive Power :   None



    9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000


    10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            Not Applicable

    11.Percent of Class Represented by Amount in Row (11) 5.85%


    12.Type of Reporting Person
                   CO

            General



            Item 1.

            (a)Name of Issuer

                  United Ventures Group, Inc.

            (b)Address of Issuer's Principal Executive Offices

                  30-00 47th Avenue
                  Long Island City, NY 11101
           Item 2.

            (a)Name of Person Filing:

                  Allstate Financial Corporation

            (b)Address of Principal Business Office:

                  8180 Greensboro Drive, Suite 525.
                  McLean,VA 22102

            (c)Citizenship or Place of Organization

                  Virginia, United States of America

            (d)Title of Class of Securities

                  Common Stock

            (e)CUSIP Number

                  913146106


            Item 3. If this statement is filed pursuant to section 240.13d-1(b)
                 or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)[   ]Broker or dealer registered under section 15 of the Act (15
                 U.S.C. 78o).

            (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

            (c)[   ]Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

            (d)[   ]Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)[   ]An investment adviser in accordance with section
                240.13d-1(b)(1)(ii)(E);

            (f)[   ]An employee benefit plan or endowment fund in accordance
                with section 240.13d-1(b)(1)(ii)(F);

            (g)[   ]A parent holding company or control person in accordance
                with section 240.13d-1(b)(1)(ii)(G);

            (h)[   ]A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)[   ]A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)[   ]Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

            Item 4. Ownership.

            (a)Amount beneficially owned: 4,000,000 Shares.

            (b)Percent of class: 5.85.

            (c)Number of shares as to which the person has:

            (i)Sole power to vote or to direct the vote: 4,000,000.

            (ii)Shared power to vote or to direct the vote: None.

            (iii)Sole power to dispose or to direct the disposition of:
                 4,000,000.

            (iv)Shared power to dispose or to direct the disposition of: None.


            Item 5. Ownership of Five Percent or Less of a Class

                  Not Applicable


            Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

            Item 8. Identification and Classification of Members of the Group

                  Not Applicable

            Item 9. Notice of Dissolution of Group

                  Not Applicable

            Item 10. Certification

            (a)The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date : April 13, 2000


Allstate Financial Corporation


________/s/____________
By: C. Fred Jackson
Its: Secretary/Treasurer